JNL STRATEGIC INCOME FUND LLC
225 West Wacker Drive, Suite 1200 Chicago, Illinois 60606
(517) 381-5500

August 3, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Strategic Income Fund LLC
Registration Statement on Form N-1A

Dear Sir/Madam:

Enclosed for filing is the registration statement under the Securities Act of 1933, as amended (“1933 Act”) and the Investment Company Act of 1940, as amended (“1940 Act”) on Form N-1A of the JNL Strategic Income Fund LLC (the “Fund”).  The notification of registration of the Fund on Form N-8A is being filed contemporaneously with this filing under separate cover.

The Fund has elected, pursuant to Rule 24f-2 under the 1940 Act, to register an indefinite amount of securities under the 1933 Act.

If you have any questions concerning this filing, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel (Chief Legal Officer) & Secretary

encs.